                                                                     EXHIBIT 5.1


April 16, 1998


Dear Limited Partner:

        Enstar Income Program II-1, L.P. (the "Partnership") has become aware that an unsolicited offer for up to approximately 1,048 of the outstanding Units in the Partnership, at a price of $185 per Unit, was commenced by Sierra Fund 3 ("Sierra").

        THIS OFFER WAS MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE CORPORATE GENERAL PARTNER.

        Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the above offer. We have considered this offer and, based on the very limited information made available by Sierra, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the Sierra offer. We urge you not to sign either the Agreement of Transfer and Assignment and not to tender your Units to Sierra. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:

o The offering price for each limited partnership Unit during the offering period was $250 per Unit. Cash distributions of approximately $159 per Unit were paid from formation through December 31, 1997. The Partnership expects to continue to pay quarterly distributions to Unitholders during 1998 at the annualized rate of five percent. In contrast, Sierra's offer is $185 per Unit. Limited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1997 was approximately $47 per Unit. The Sierra offer represents a valuation of only approximately 2.85 times said cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1997).

o As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership Unit is between $350 and $430 based on the factors noted below. The Corporate General Partner believes that the Sierra offer is inadequate because the price in the offer does not even approach the $350 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per Unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1997, adjusted for the excess of current assets over total liabilities. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

        For the reasons discussed above, the Corporate General Partner believes that the Sierra offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any Units in response to the Sierra offer.

        If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income Program II-1, L.P.
A Georgia Limited Partnership


cc:     Account Representative